FILED BY WPP GROUP PLC
                         PURSUANT TO RULE 425 UNDER THE
                             SECURITIES ACT OF 1933
                     SUBJECT COMPANY: GREY GLOBAL GROUP INC.
                         COMMISSION FILE NO.: 333-119949

                              WPP Group plc ("WPP")

                         Grey Global Group Inc. ("Grey")

Grey Global Group                                    Inter-Office Correspondence

         Additional Notice to Participants in the Grey Global Group Inc.
                          Employee Stock Ownership Plan


To      All ESOP Participants                        Date     February 18, 2005
From    Steven G. Felsher                            Copy     E.H. Meyer
                                                              J.A. Grudzina
Subject Your ESOP Account

You recently received a notice ("Initial Notice") in the mail from Vanguard Fiduciary Trust Company ("Vanguard") providing important information about your ability to direct Vanguard to vote the shares of Grey stock ("Grey shares") allocated to your ESOP account. You may direct Vanguard to vote in favor of or against the proposed merger of Grey and WPP.

The Initial Notice also described your ability to direct Vanguard to exchange the Grey shares allocated to your ESOP account in the event the merger is approved in accordance with the following options: (1) each Grey share in your account will be exchanged for $1,005 cash ("cash consideration"), subject to proration; (2) each Grey share will be exchanged for 21.746 WPP American depositary shares, or WPP ADSs ("share consideration"), subject to proration; or
(3) a percentage of your Grey shares will be exchanged for share consideration and the remaining percentage will be exchanged for cash consideration, subject to proration. You should note that whatever option you choose, all assets will remain in the ESOP until the terms of the plan permit withdrawal.

This memorandum provides additional information, in question and answer format, regarding your ability to direct Vanguard with respect to the exchange of the Grey shares allocated to your ESOP account in the event the merger is approved. It is not intended to encourage you to vote in a particular way regarding the merger or to recommend one form of consideration over the other, but however you elect to vote, you are encouraged to vote. It also discusses selected information about the future of your ESOP account after the merger, assuming, of course, the merger is approved.

Q1 For the Grey shares allocated to my ESOP account, how do I elect cash consideration or share consideration?

     You elect cash or share consideration on the ESOP Instruction Form, which was sent to you with the Initial Notice. You should carefully review and follow the instructions for the ESOP Instruction Form described in the Initial Notice. Additional copies of the Initial Notice and an ESOP Instruction Form may be obtained as noted in Q9. below.

Q2.  If I elect all cash consideration, what will I receive?

     Subject to the allocation and proration procedure described in Q8. below, you will receive $1,005 for each Grey share that is allocated to your ESOP account. Thus, if you have 10 Grey shares allocated to your ESOP account, your Grey shares could be converted into $10,050 in cash.

Q3.  If I elect all share consideration, what will I receive?

     Subject to the allocation and proration procedure described in Q8. below, you will receive 21.746 WPP ADSs for each Grey share that is allocated to your ESOP account. Thus, if you have 10 Grey shares allocated to your account, your Grey shares could be converted into 217 WPP ADSs (plus cash in lieu of fractional shares).

Q4.  If  I  elect  50  percent   cash   consideration   and  50  percent   share
     consideration, what will I receive?

     Subject to the allocation and proration procedure described in Q8. below, if you have 10 Grey shares allocated to your ESOP account and you elect 50 percent cash consideration and 50 percent share consideration, your Grey shares could be converted into $5,025 and 108 WPP ADSs (plus cash in lieu of fractional shares).

Q5.  What is an ADS?

     An ADS or American Depositary Share is a stock that trades in the United States but represents a specific number of shares in a foreign corporation.

Q6.  Where do I find the current price of a WPP ADS?

     WPP ADSs are listed on the NASDAQ under the symbol WPPGY.

Q7.  What is the price of a WPP ADS?

     The price of a WPP ADS as of the end of trading on February 17, 2005 was $56.27.
     The price of a WPP ADS as of the end of trading on September 10, 2004, the last trading day before the share consideration was fixed, was $46.66.

Q8.  What is the allocation and proration procedure?

     Since it is likely that more than 50% of the shareholders will choose one of the election options, there will have to be a balancing, called a "proration," to ensure that the aggregate merger consideration is divided 50-50 between WPP equity and cash. Proration is a procedure that will be used to adjust the final distribution of cash consideration and share consideration received by you in order to ensure that 50% of the outstanding Grey shares are converted to cash consideration and the remaining 50% is converted to share consideration as required by the merger agreement. For example:

          If you hold 10 Grey shares and you elect to receive only WPP shares in exchange for your Grey shares, and all other Grey stockholders make the same election:


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
               + only 50% of your Grey shares would be converted into WPP shares and the remaining 50% of your Grey shares would be converted into cash; and

               + as a result, you would receive an aggregate amount of 108 WPP ADSs (21.746 WPP ADSs per Grey share) and $5,025 ($1,005 per Grey share) in cash for your 10 Grey shares (plus cash in lieu of fractional shares).

               For other examples, see pages 4-6 and 82-85 of the proxy statement/prospectus which accompanied the Initial Notice.

Q9.  Can I change my vote  and/or  election  after I submit my ESOP  Instruction
     Form?

     Yes. You may change your vote and/or change your election with regard to whether or not you would like to receive cash or WPP ADSs by sending a new ESOP Instruction Form to Vanguard. Your new ESOP Instruction Form with any changes must be received by the deadline for receiving the forms (4 p.m. Eastern time on February 28, 2005). If you need an additional ESOP Instruction Form, you may obtain one by calling Vanguard Participant Services at 1-800-523-1188 Monday through Friday from 8:30 a.m. to 9 p.m., Eastern time. If you make changes prior to the deadline, the latest received ESOP Instruction Form will determine your instruction to Vanguard.

Q10. If the merger is approved, what will happen to my cash and WPP ADSs in the ESOP?

     While final arrangements have not been made, it is anticipated that all WPP ADSs held by the ESOP will be sold for cash following the consummation of the merger and additional investment options offered. You will be able to direct the investment of the cash proceeds you receive from the merger, as well as the cash proceeds of the subsequent sale of WPP ADSs. It is intended that the investment options will be consistent with those currently offered under the Grey 401K plan.

     All plan assets will remain in the ESOP until you withdraw them following the end of your employment at Grey or your attaining age 59-1/2.

We encourage you to exercise your rights and direct Vanguard to vote your shares with respect to the proposed merger and to choose the merger consideration you prefer to receive. Before making any voting or investment decision, you are urged to read the definitive proxy statement/prospectus regarding the merger, and any other relevant documents filed with the Securities Exchange Commission, carefully in their entirety because they contain or will contain important information about the proposed merger.

If you have any questions please call John Grudzina (x2424) or me.

                              INVESTOR INFORMATION

This communication is being made by WPP in respect of the proposed merger involving WPP and Grey. This communication does not constitute an offer of any securities for sale. In connection with the proposed merger, WPP has filed with the US Securities and Exchange Commission (SEC) on February 1, 2005, Amendment no. 3 to Registration Statement on Form F-4 (SEC File No. 333-119949), containing a proxy statement/prospectus relating to the proposed merger for the stockholders of Grey, and each of WPP and Grey has and will be filing other documents regarding the proposed merger with the SEC.

INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS RELATING TO THE PROPOSED MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION.


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
Investors may obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by WPP may be obtained free of charge by contacting WPP at 125 Park Avenue, New York, NY 10017, +1 212 632 2200. Documents filed with the SEC by Grey are available free of charge by contacting Grey at 777 Third Avenue, New York, NY 10017, +1 212 546 2000.

Grey and its directors and executive officers may be deemed to participate in the solicitation of proxies in respect of the proposed merger. Information regarding Grey's directors and executive officers is available in Grey's definitive proxy statement relating to its 2004 Annual Meeting of Stockholders. This definitive proxy statement was filed by Grey with the SEC on December 8, 2004. Additional information regarding the interests of such potential participants is included in definitive proxy statement/prospectus relating to the proposed merger and the other relevant documents filed with the SEC.


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